Exhibit 21

Subsidiaries

of

The Singing Machine Company, Inc.

Name of Subsidiary	Jurisdiction of Incorporation
SMC (HK) Limited	Hong Kong company

SMC Logistics, Inc.	California

SMC-Music, Inc.	Florida

MICS Hospitality Holdings, Inc.	Delaware

MICS Hospitality Management, LLC	Delaware

MICS Nomad, LLC	Delaware